

July 10, 2008

Room 7010

Randall R. Reed
Chief Financial Officer and Secretary
Microfield Group, Inc.
111 SW Columbia Avenue Suite 480
Portland, Oregon 97201

      Re: Microfield Group, Inc.
               Form 10-K for Fiscal Year Ended December 29, 2007
               Form 10-Q for Fiscal Quarter Ended March 29, 2008
               File No. 000-26226

Dear Mr. Reed:

We have reviewed your response letter dated June 27, 2008 and have the following comments. Where indicated, we think you should revise your document. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the year ended December 29, 2007

Liquidity and Capital Resources, page 25

1. We note throughout your response letter where you indicate you will revise future filings. Please provide us, supplementally, with draft disclosures, including the revisions you intend to make as a result of our comment. We may have further comment.

Note 2. Summary of Significant Accounting Policies - Revenue Recognition, page 38

2. We note your response to prior comment 4. With regards to your accounting for revenue derived from contracts with the power grid operators whereby a monthly reserve fee is paid for your agreement to standby, ready to provide relief in the form of curtailment of energy usage, in times of high energy demand, please tell

Randall R. Reed
Microfield Group, Inc.
July 10, 2008
Page 2

us how much revenue you have recognized during each period related to these agreements, how much you have recorded as receivables at each balance sheet date and whether or not you have any collectibility issues on these receivables. Cite the authoritative guidance that supports your accounting for these agreements.

You may contact Melissa Rocha at (202) 551-3854, Al Pavot at (202) 551-3738 or me at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Terence O'Brien
Branch Chief